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SEC
Mail Processing
Section

FEB 12 2019

Washington DC
413



19005424

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

)N

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SEC FILE NUMBER

8-68071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 _____ AND ENDING 12/31/18 _____

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAPITAL DYNAMICS BROKER DEALER LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

10 East 53rd Street, 17th Floor

(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAY GETTENBERG   212-668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP

(Name – *if individual, state last, first, middle name*)

135 WEST 50TH ST	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, ___HINA AHMAD_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CAPITAL DYNAMICS BROKER DEALER LLC_____ , as of ___December 31_____, 20__18____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

___CHIEF COMPLIANCE OFFICER_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEW YORK STATE NOTARY ACKNOWLEDGMENT

THE STATE OF NEW YORK

COUNTY OF _Queens_

On the _7_ day of _Feb_ in the year _2019_ before me, the undersigned, personally appeared _Hina Ahmad_ personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

[signature]

Notary Public Signature

Print _GLORIA J SERON_

My commission expires: _Sept 22, 2022_

GLORIA J SERON
Notary Public - State of New York
NO. 01SE6311854
Qualified in Queens County
My Commission Expires Sep 22, 2022

CapitalDynamics

CAPITAL DYNAMICS BROKER DEALER LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2018



MAZARS

Report of Independent Registered Public Accounting Firm

To the Member of Capital Dynamics Broker Dealer LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Capital Dynamics Broker Dealer LLC, (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2015.

New York, NY
February 6, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



CAPITAL DYNAMICS BROKER DEALER LLC

CONTENTS

CAPITAL DYNAMICS BROKER DEALER LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	93,775
Receivable from Affiliate		842
Prepayments		40,186
	$	134,803

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses		44,255
	$	44,255
Member's equity	$	90,548
	$	134,803

CAPITAL DYNAMICS BROKER DEALER LLC

NOTES TO THE FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Capital Dynamics Broker Dealer LLC (the "Company") is a wholly-owned subsidiary of Capital Dynamics US, Inc. ("Parent"), effective March 31, 2018. Prior to this date, the Company was a wholly-owned subsidiary of Capital Dynamics, Inc. ("CDI") which is now a wholly owned subsidiary of Parent. The Company is engaged in serving as placement agent to private investment companies (solely those private investment companies sponsored by one or more of its affiliates). The Company does not maintain customer accounts, engage in proprietary trading, or serve as underwriter in public offerings. The Company commenced operations in August 2009.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Preparation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentration of Credit Risk

The Company maintains its cash in a single bank account at a federally insured banking institution.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting standards for revenue from contracts with customers. The update provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard is effective for interim and annual periods beginning after December 15, 2017. The Company adopted the revenue recognition guidance on a modified retrospective basis on January 1, 2018. The Company's implementation efforts included the identification of revenue within the guidance and the review of the customer contracts to determine the Company's performance obligation and the associated timing of each performance obligation. The adoption of the standard did not have any material impact on the Company's results of operations and financial condition.

The Company earns revenue in accordance with the Private Placement Agent Agreement held with CDI, a related party under common ownership. Success fees are earned based on a percentage of (i) the amount invested on closing in the funds managed by CDI, (ii) the management fee received in respect to a subscription or (iii) the contractual value of a binding contract, provided that such fees amount to at least 105% of the related sales commissions expenses, pursuant to the Private Placement Agent Engagement with CDI. The success fee revenue is earned based on the contractual value of a binding contract, whereby the initial subscription will give rise to a success fee. The Company believes that the performance obligation is satisfied on the date of closing when the capital contribution is called for by CDI because that is when the underlying investment has been placed with the customer. The success fee revenue recognized is constrained to the amount that is not subject to reversal, since the success fee may be reduced by any customer who do not contribute capital in accordance with the requirements of the private investment companies sponsored by the Company's affiliates. In addition to success fees, the Company receives a monthly retainer fee as compensation for reasonable efforts to arrange for private placements for private investment companies sponsored by the Company's affiliates, or Offered Services as defined in the Private Placement Agent Agreement. Revenue is recognized over time for these services, in which the performance obligations are simultaneously provided by the Company and utilized by CDI.

CAPITAL DYNAMICS BROKER DEALER LLC

NOTES TO THE FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. Accordingly, the Company has not provided for federal or state income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition at December 31, 2018. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2014.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $50,000, which was approximately $45,000 in excess of its minimum net capital requirement of $5,000.

3. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

4. Related party transactions

The Company provides private placement agent services to CDI and receives fees for these services. Success fees amounted to $9,906 and retainer fees amounted to $72,000 for the year ended December 31, 2018. The Company had a payable to CDI of $82,707 at the beginning of the year, and a receivable from CDI of $842 at December 31, 2018. The receivable/payable from/to CDI fluctuates based on the timing of cash payments, the amount of success fees, and the intercompany recharges from CDI.

The Company was recharged approximately $9,064 by CDI for sales commission expenses to registered representatives for the year ended December 31, 2018.

Pursuant to a separate agreement, (the "Agreement"), with CDI, the Company recognizes certain general and administrative expenses (such as rent, office expenses, and other fees) based on the terms and conditions per the Agreement. General and administrative expenses under this Agreement amounted to $12,450 for the year ended December 31, 2018. Consulting fees under this Agreement amounted to $2,400 for the year ended December 31, 2018.